Mail Stop 6010

September 30, 2005

Mr. Lindsay Semple
Chief Executive Officer & Acting Chief Financial Officer
Global Precision Medical Inc.
#536 1489 Marine Drive
West Vancouver, BC, Canada V7T 1B8

 RE: Global Precision Medical Inc.
  Form 10-KSB for the fiscal year ended December 31, 2004
  Filed July 21, 2005
  File No. 0-30330

Dear Mr. Semple:

 We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant
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